Exhibit 21.1

Subsidiaries of Tritium DCFC Limited

Subsidiary	Jurisdiction

Decarbonization Plus Acquisition Corporation II	Delaware

Tritium Holdings Pty Ltd	Australia

Tritium America Corporation	Delaware

Tritium Europe B.V.	Netherlands

Tritium Technologies Limited	United Kingdom

Tritium Pty Ltd	Australia

Tritium Nominee Pty Ltd	Australia

Tritium Technologies LLC	Delaware

Tritium Technologies B.V.	Netherlands